*FOIA Confidential Treatment Request*
Confidential Treatment Requested by Booking Holdings Inc.

September 6, 2019

William H. Thompson
Accounting Branch Chief
Office of Consumer Products
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re: Booking Holdings Inc.
Form 10-K for Fiscal Year Ended December 31, 2018
Filed February 27, 2019
Response Dated July 23, 2019
File No. 001-36691

Dear Mr. Thompson:

On behalf of Booking Holdings Inc. (the “Company”), I am responding to your letter addressed to Glenn D. Fogel, Chief Executive Officer of the Company, dated July 29, 2019, relating to the Company’s response dated July 23, 2019 (the “Original Response”) to your comment letter on the Form 10-K for the year ended December 31, 2018, filed on February 27, 2019 (the “10-K”).
Due to the commercially sensitive nature of information contained in this letter, the Company hereby requests, pursuant to 17 C.F.R. §200.83, that certain portions of this letter marked by bracketed asterisks be maintained in confidence, not made part of any public record and not be disclosed to any person. The Company has sent to the Commission a separate copy of this letter, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.
For your convenience, I have included your comment in this response letter.

CONFIDENTIAL TREATMENT REQUESTED BY BOOKING HOLDINGS INC.
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Form 10-K for Fiscal Year Ended December 31, 2018
Summary of Significant Accounting Policies
Segment Reporting, page 83

1.
We have reviewed your response to our comment. Please provide additional quantitative information in support of your assertion that the various operating segments or brands have similar economic characteristics. For example, we understand that Adjusted EBITDA is a profitability measure used by the CODM to assess the performance of the brands, thus data regarding historical and estimated future Adjusted EBITDA margin by brand should be provided. Please tell us what other profitability measures are used by the CODM to assess the performance of the brands and provide similar quantitative data with respect to these measures by brand. While we note your point that the “take rate” for your “core online travel company brands” demonstrate similar long-term financial performance, it is unclear whether “take rate” is a measure used by the CODM to assess operating segment performance. Moreover, we note this metric does not apply to the KAYAK, OpenTable and Rentalcars.com brands/operating segments and you have not provided any quantitative data in support of the economic similarity of these brands to each other or your other core online travel company brands, but rather you have pointed out the relative quantitative immateriality of these brands to consolidated revenues and Adjusted EBITDA. If your position with respect to the aggregation of these brands with your core online travel company brands is their quantitative immateriality, please tell us your consideration of the guidance in ASC 280-10-50-13 and 50-15 with respect to your segment presentation of these brands.

Response:

Overview

As discussed below, the Company believes it has appropriately aggregated its operating segments (“brands” will be used interchangeably below with operating segments) into one reportable segment in accordance with ASC 280-10-50-11. Consistent with the core principle of the standard, we believe that individual information about any of the individual operating segments, separately or in any combination other than as aggregated at the Company level, would not be useful to readers of the financial statements. Moreover, even if an alternative view was taken, as discussed below, we believe that our current single reportable segment presentation is in accordance with U.S. GAAP.

In reaching this conclusion, the Company considered ASC 280-10-50-12, which states:

A public entity shall report separately information about an operating segment that meets any of the following quantitative thresholds

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a.	Its reported revenue, including both sales to external customers and intersegment sales or transfers, is 10 percent or more of the combined revenue, internal and external, of all operating segments.

b.	The absolute amount of its reported profit or loss is 10 percent or more of the greater, in absolute amount, of either:

1.	The combined reported profit of all operating segments that did not report a loss

2.	The combined reported loss of all operating segments that did report a loss.

c.	Its assets are 10 percent or more of the combined assets of all operating segments.

Operating segments that do not meet any of the quantitative thresholds may be considered reportable, and separately disclosed, if management believes that information about the segment would be useful to readers of the financial statements.

Booking.com is the only operating segment that meets the quantification thresholds set out in subsections (a) and (b) of ASC 280-10-50-12. Our CODM does not receive asset information by operating segment. As Booking.com is the only individual operating segment that meets the quantitative thresholds, we then consider the guidance in ASC 280-10-50-14 and 50-15 which states:

If total of external revenue reported by operating segments constitutes less than 75 percent of total consolidated revenue, additional operating segments shall be identified as reportable segments (even if they do not meet the criteria in paragraph 280-10-50-12) until at least 75 percent of total consolidated revenue is included in reportable segments.

Information about other business activities and operating segments that are not reportable shall be combined and disclosed in an all other category separate from other reconciling items in the reconciliations required by paragraphs 280-10-50-30 through 50-31.

Booking.com represents [****] of the total consolidated revenues for all three annual periods presented in our 2018 10-K and [****]. None of our other operating segments are required to be disclosed separately per the guidance in ASC 280-10-50-12. We have also considered the guidance in ASC 280-10-50-13. Considering solely the revenue thresholds in ASC 280-10-50-14, the Company could either report using the current presentation of aggregating all operating segments into one reportable segment or, alternatively, present two categories (i.e., presenting Booking.com as one reportable segment and all other operating segments aggregated into an “All Other” category).

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Management believes such presentation of an “All Other” category would not be useful to readers of the financial statements, as the largest of the other operating segments represented [****] of our total consolidated revenues in 2018, and, as indicated in our Original Response, it is not expected that any of the individual brands would represent [****] of our total consolidated revenues for the 2019 to 2021 plan period. Given that Booking.com contributes a substantial portion of our total revenue and profitability, the other operating segments have a limited impact on the results and trends of the Company.

We believe that in applying the guidance in ASC 280-10-50-15 as to whether an “All Other” category should be presented separately, it is also critical to consider the context of the business activities carried out by the operating segments combined in an “All Other” category. Considering the close relationship between the business activities of Booking.com and those of the other operating segments, a separate presentation of an “All Other” category may detract rather than provide any additional material and useful information to the readers of the financial statements.

We have also considered that the Company operates with the single mission of connecting consumers with providers of travel and restaurant reservation and related services around the world through our online platforms. Each of our brands is fundamentally carrying out the Company’s mission with the same business model which generally includes online travel and dining reservation services operating on a commission or fee basis as an agent for the underlying service providers. In addition, we attract consumers via paid performance marketing and also through return visits to our websites. We believe that as discussed in our Original Response and in more detail below, we are focused on building a seamless “connected trip” for travelers, in which each brand’s capabilities are increasingly integrated to respond to the fast paced changing environment of our online technology based industry.

In summary, we do not believe that the alternative presentation (Booking.com as one reportable segment and all other operating segments aggregated into an “All Other” category) would provide investors with any additional material information. Further, we currently provide the readers of our financial statements with Booking.com specific information where it is material to the understanding of the changes in our operating results in Management’s Discussion and Analysis of Financial Condition and Results of Operations in our quarterly and annual reports. Aggregating all operating segments into one reportable segment is also consistent with our communications in our annual report and other information we provide to investors and the public, such as our earnings releases, investor calls and financial information posted on our website.

We address below the remainder of the Staff’s comments regarding our judgment of the economic characteristics of our operating segments.

CONFIDENTIAL TREATMENT REQUESTED BY BOOKING HOLDINGS INC.
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•
We describe and quantify below the statistical and financial measures the CODM reviews to assess the performance of the Company and the individual brands, which are Units Sold (Room Nights, Rental Car Days and Airline Tickets) and Adjusted EBITDA in U.S. Dollars (or Euro, as applicable), the historical and projected amounts of which are provided in the appendices to this letter. We also describe how our operations and long-term plan to build a seamless “connected trip” for travelers, in which each brand’s capabilities will be increasingly integrated, demonstrate that our operating segments are similar.

•
Next, we discuss below how the structure of earning revenue from various transactions is similar across all of our operating segments, including KAYAK, OpenTable and Rentalcars.com, even though the profitability or performance measures (used in our industry or by our CODM) may not be exactly the same across operating segments.

Statistical and financial measures used by the CODM

The CODM assesses and manages the performance of the entire Company using financial and non-financial measures communicated to investors, with an overall objective of achieving the highest Units Sold growth at the optimal profitability level for the entire Company at a consolidated level. The key statistical data (and related growth rates) communicated to investors on a quarterly basis through the earnings release are Gross Bookings and Units Sold (Room Nights, Rental Car Days and Airline Tickets). See Appendix A for statistical data disclosed in the earnings release for the quarter ended June 30, 2019. As accommodation reservations are the most profitable service and currently represent a majority of our revenues, investors are primarily focused on overall Room Nights growth. Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”) is a non-GAAP financial measure used by the Company to supplement the U.S. GAAP Consolidated Financial Statements and is also communicated to investors on a quarterly basis through the earnings release. The most important quarterly measures, from an investor perspective and from the CODM’s perspective, are Room Nights (units sold) growth and Adjusted EBITDA growth for the Company as a whole.

In assessing the performance of the brands, considering the overall Company-wide objective of achieving the highest Units Sold growth at an optimal level of profitability, the CODM uses the key measures of Room Nights (units sold) growth, wherever applicable, and Adjusted EBITDA. The CODM assesses Adjusted EBITDA performance of each of our brands based on the achievement against the individual target for the respective brand. The targets are set as part of the annual budgeting exercise. The Company has many cross-brand initiatives that impose significant functional costs on certain brands. A particular brand benefiting from the efforts of another brand will incur applicable transfer pricing charges, but the costs of investment are not proportionately shared among the affected brands, and the investing brand may not recoup all of its costs from the benefiting brand. These investment costs by an individual brand may not correlate with current period revenues, which then affects a traditional comparison of an

CONFIDENTIAL TREATMENT REQUESTED BY BOOKING HOLDINGS INC.
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individual brand’s Adjusted EBITDA percentage margin in a particular period. For this reason, our CODM does not use Adjusted EBITDA margin percentages to assess performance of an individual brand. Therefore, brand management may make decisions that impact margins (as a percentage of revenue) as a result of the nature of the cost initiatives they are responsible for, even if their core operations have similar results as other brands. See Appendix B for historical and estimated future Adjusted EBITDA by brand. The Adjusted EBITDA for each brand in Appendix B is presented using the same computational basis as Adjusted EBITDA for Booking Holdings at a consolidated level, which is also disclosed to investors. Adjusted EBITDA margins (as a percentage of revenue) have not been used by the CODM in assessing the performance of the brands. [****].

Over the last two decades, through organic growth and acquisitions, our business has expanded from a single brand (priceline) into six primary brands fulfilling one unified mission of helping people experience the world. We intend to continue our efforts to share resources, best practices, access to travel service provider offerings and customers across our brands as our service offerings evolve. Glenn Fogel has served as our Chief Executive Officer (the CODM) since January 2017. Under Mr. Fogel’s leadership, we have executed and continue to execute against our long-term strategic vision of building distinctive capabilities to deliver the seamless “connected trip”, through which we hope to provide holistic frictionless travel by bringing together reservations for accommodations, flights, ground transportation, attractions and dining. Our brands have assets that we are leveraging and sharing to help build the “connected trip” and all our brands play a critical role in achieving this vision for the Company. One step that has been taken in building the “connected trip” is the operational integration of Rentalcars.com into Booking.com, which enables travelers to book all forms of ground transportation on Booking.com and which we believe will create synergies for Booking.com’s accommodation reservation business. Another step was the introduction of the attractions offering at Booking.com. Additionally, Priceline has extensive capabilities in flight products and has recently developed a world-class travel packaging product that we plan to leverage across our brands.  Agoda brings extensive knowledge of the Asia Pacific region and years of data science and machine learning related to online travel pricing and sales. KAYAK's knowledge at operating a multi-product global meta search business helps us to understand how to better serve our customers. OpenTable's leading online restaurant discovery and booking platform is also an important piece of our “connected trip” vision. We expect “connected trip” to drive loyalty and engagement across many dimensions of our businesses which will also help support and grow the accommodation business. As part of the initiatives mentioned above, our organizational structure has also undergone changes to help further drive the interconnected nature of the brands and the Company’s overall business and strategy. Rentalcars.com is now managed as a part of Booking.com. OpenTable and KAYAK are also managed together by the CEO of KAYAK. Additionally, Mr. Fogel has recently taken on the expanded role of Chief Executive Officer of Booking.com, in part to drive more alignment, collaboration and integration across all of the brands.

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Structure of Earning Revenue

While our CODM does not use “take-rates” to assess the performance of the brands, we discussed “take-rates” as a supporting metric in our Original Response as it is a profitability measure used in our industry and we believe it demonstrates economic similarity among the accommodation focused brands (Booking.com, priceline and agoda) where such information is most relevant. The “take-rates” demonstrate that our core online travel company brands have exhibited similar long-term financial performance. [****]. KAYAK and OpenTable do not have gross bookings and “take-rates”. However, the structure of revenue earning transactions is similar across all the brands. Booking.com, priceline, agoda, Rentalcars.com and OpenTable all operate primarily on a commission revenue model. We earn a fee for our services and are paid by the travel service providers/restaurants. The fees are based on a commission or margin, generally as a percentage of the listed price for the accommodation, car rental or flight or on a flat fee basis for restaurant reservations, which may vary by geography, competitive situation and size of transaction. KAYAK derives revenues in part from sending referrals to other online travel companies (“OTCs”) and travel service providers on a cost-per-acquisition model, which is a form of commission, as well as from sending referrals on a cost-per-click model and from advertising placements on its platforms. KAYAK’s cost-per-acquisition fee structure is similar to the commission models of Booking.com, priceline, agoda, Rentalcars.com and OpenTable because we are paid for connecting consumers to travel services only when there is a booking. KAYAK’s other revenue models, while not a commission concept, are based on methods of connecting consumers to travel service providers. The Company believes KAYAK has sufficient similar qualitative characteristics and similar competitive, operating and financial risks with the other brands to be aggregated together. In addition, KAYAK has constituted and is projected to constitute [****] of our consolidated Adjusted EBITDA of the Company in 2017 and 2018 [****].

Conclusion

The Company believes it has appropriately aggregated its operating segments into one reportable segment as this aggregation is consistent with the objectives and principles of ASC 280, the operating segments have similar economic characteristics and are similar in qualitative characteristics pursuant to ASC 280-10-50-11. Moreover, even if an alternative view is taken as discussed at the beginning of our response, we believe such alternative presentation would not provide investors with additional material information concerning the Company.

CONFIDENTIAL TREATMENT REQUESTED BY BOOKING HOLDINGS INC.
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In connection with your review of our response, if you or your staff believes it would be useful to discuss these matters with us over the phone or have any questions or require further information, please email our Chief Accounting Officer, Sue D’Emic [****] or call her at [****] or me at [****].

Very truly yours,
/s/ David I. Goulden
David I. Goulden
Executive Vice President and Chief Financial Officer

cc: Robyn Manuel, Staff Accountant
Melissa Naple, Deloitte & Touche LLP\

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Appendix A
Extract of earnings release for the quarter ended June 30, 2019
Statistical Data
In millions(1) (Unaudited)

Gross Bookings(2)	2Q17	3Q17	4Q17	1Q18	2Q18	3Q18	4Q18	1Q19	2Q19
Agency	$17,947	$18,594	$15,015	$20,576	$19,090	$19,024	$15,230	$19,678	$18,638
Merchant	2,850	3,168	2,965	4,434	4,807	5,250	4,322	5,732	6,401
Total	$20,797	$21,762	$17,980	$25,009	$23,896	$24,274	$19,552	$25,410	$25,039

Year/Year Growth (Decline)
Agency	16.8%	18.0%	15.7%	13.4%	6.4%	2.3%	1.4%	(4.4)%	(2.4)%
Merchant	14.3%	17.2%	39.0%	74.1%	68.6%	65.7%	45.8%	29.3%	33.2%
Total	16.4%	17.9%	19.0%	20.9%	14.9%	11.5%	8.7%	1.6%	4.8%
Constant Currency	19%	16%	14%	12%	11%	14%	13%	8%	10%

Units Sold	2Q17	3Q17	4Q17	1Q18	2Q18	3Q18	4Q18	1Q19	2Q19
Room Nights	170	178	152	197	191	201	171	217	213
Year/Year Growth	21.0%	18.6%	16.8%	13.2%	12.0%	13.4%	13.0%	10.3%	11.8%

Rental Car Days	21	19	15	19	21	19	15	18	21
Year/Year Growth/(Decline)	11.7%	5.5%	5.4%	0.6%	1.0%	(0.1)%	(0.6)%	(1.3)%	1.2%

Airline Tickets	2	2	2	2	2	2	2	2	2
Year/Year Growth/(Decline)	(8.7)%	(11.8)%	3.1%	1.9%	5.3%	9.2%	(1.3)%	4.4%	2.4%

	2Q17	3Q17	4Q17	1Q18	2Q18	3Q18	4Q18	1Q19	2Q19
Gross Profit/Total Revenues (2018 and 2019) (3)(4)	$2,957	$4,380	$2,763	$2,928	$3,537	$4,849	$3,213	$2,837	$3,850
Year/Year Growth/(Decline) (4)	21.5%	22.0%	21.1%	25.2%	19.6%	10.7%	16.3%	(3.1)%	8.9%
Constant Currency (4)	24%	19%	17%	18%	16%	13%	21%	3%	14%
(1)Amounts may not total due to rounding.
(2)Gross bookings is an operating and statistical metric that captures the total dollar value, generally inclusive of taxes and fees, of all travel services booked by our customers, net of cancellations.
(3)For periods ending prior to January 1, 2018, gross profit has been adjusted to reflect the reclassification of certain prior period expenses from "cost of revenues" to "sales and other expense" to conform to the current-period presentation.
(4)For periods beginning after December 31, 2017, the Company records revenue under Accounting Standards Update 2014-09 ("Current Revenue Standard"), recognizing substantially all of its revenue at check-in, rather than at check-out, as it had in the past under the previous revenue accounting standard. Additionally, under the Current Revenue Standard, amounts remitted to travel service providers are recorded as a reduction to merchant revenues and therefore the Company no longer presents cost of revenues or gross profit.

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Appendix B

Historical and projected Adjusted EBITDA amounts and margins by brand

	Adjusted EBITDA ($ millions)				% of Total	Adjusted EBITDA/Revenue (%)
	2016	2017	2018	2019- 2021 (Plan)	2019- 2021 (Plan)	2016	2017	2018	2019- 2021 (Plan)
[****]						[****]
Booking Holdings	4,139	4,867	5,729	[****]	[****]	40%	39%	39%	[****]

[****]

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